

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Julia A. Sloat
Treasurer
AEP Texas Central Company
539 N. Carancahua Street
Suite 1700
Corpus Christi, TX 78401

     **Re:    AEP Texas Central Transition Funding II LLC**
              **AEP Texas Central Transition Funding III LLC**
              **Forms 10-K for Fiscal Year Ended December 31, 2013**
              **Filed March 28, 2014**
              **File Nos. 333-136787-01 and 333-179092-01**

Dear Ms. Sloat:

     We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Katherine Hsu

                                   Katherine Hsu
                                   Office Chief

cc:    Kevin Hochberg, Sidley Austin LLP